September 10, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Mr. Robert Arzonetti

Re:	MidWestOne Financial Group, Inc.
Request for Acceleration of Effectiveness of Form S-3
SEC File No. 333-281845 (“Registration Statement”)
Dear Mr. Robert Arzonetti:
On behalf of MidWestOne Financial Group, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 4:00 p.m. (Washington, D.C. time), or as soon as practicable thereafter, on Wednesday, September 11, 2024.
Feel free to telephone Robert M. Fleetwood of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-7329 with any questions or comments.
Very truly yours,

MidWestOne Financial Group, Inc.

/s/ Barry S. Ray
Barry S. Ray
Senior Executive Vice President and Chief Financial Officer